Casa Systems, Inc.

100 Old River Road

Andover, MA 01810

December 11, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Casa Systems, Inc.
Registration Statement on Form S-1
File No. 333-221658
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Casa Systems, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-221658), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern time on December 13, 2017, or as soon thereafter as practicable.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

CASA SYSTEMS, INC.

By:	/s/ Jerry Guo
Name: Jerry Guo
Title: President, Chief Executive
Officer and Chairman

Signature Page to Acceleration Request